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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69959

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: KCM Securities, LLC dba Keystone Capital Markets

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20 Pacifica, Suite 450
(No. and Street)

Irvine	CA	92618
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ed Smith	415-246-7502	ed@rubiconconsultinggr(
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese, CPA PC
(Name – if individual, state last, first, and middle name)

125 E. Lake St, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allan Siposs, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of KCM Securities, LLC [dba Keystone Capital Markets], as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Managing Member

* See attached acknowledgement *
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)

County of Orange)

On March 13th 2024 before me, Devon Ellison Notary Public,
(here insert name and title of the officer)

personally appeared Allan Siposs

____,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

DEVON L. ELLISON
COMM. #2387646
Notary Public - California
Orange County
My Comm. Expires Dec. 20, 2025
NRO1

WITNESS my hand and official seal.

Signature Devon E

(Seal)

Optional Information

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this acknowledgment to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The preceding Certificate of Acknowledgment is attached to a document titled/for the purpose of Annual Reports

____,

containing _______ pages, and dated _______________________.

The signer(s) capacity or authority is/are as:

- ☐ Individual(s)
- ☐ Attorney-in-Fact
- ☐ Corporate Officer(s) _______________________
  Title(s)
  ____
- ☐ Guardian/Conservator
- ☐ Partner - Limited/General
- ☐ Trustee(s)
- ☐ Other: _______________________

representing: _______________________
Name(s) of Person(s) or Entity(ies) Signer is Representing
_______________________.

Additional Information

Method of Signer Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:
Page # _______ Entry # _______

Notary contact: _______________________

Other

☐ Additional Signer(s) ☐ Signer(s) Thumbprint(s)
☐ _______________________

KCM Securities, LLC
DBA Keystone Capital Markets

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2023

Contents

KCM Securities, LLC

DBA Keystone Capital Markets

Independent Auditor's Opinion

For the Year-ended December 31, 2023

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of KCM Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KCM Securities, LLC as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of KCM Securities, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of KCM Securities, LLC's management. Our responsibility is to express an opinion on KCM Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to KCM Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as KCM Securities, LLC's auditor since 2019.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 6, 2024

KCM Securities, LLC

DBA Keystone Capital Markets

Financial Statements

For the Year-ended December 31, 2023

KCM Securities, LLC
DBA Keystone Capital Markets
Statement of Financial Condition
As of December 31, 2023

KCM Securities LLC DBA Keystone Capital Markets
Statement of Financial Condition
December 31, 2023

Assets

Cash	$	480,799
Accounts receivable		3,828
Return of Use - Asset		73,208
Prepaid expenses		12,571
Lease deposit		10,866
Total assets	$	581,272

Liabilities and members' Equity

Liabilities		
Accounts payable	$	1,304
Shareholder distributions payable		-
Commissions payable		172,360
Partner compensation payable		26,250
Accrued expenses		71,953
Long term liability		77,881
Total liabilities		349,748
Members' equity		
Members' equity		231,524
Total members' equity		231,524
Total liabilities & members' equity	$	581,272

The accompanying notes are an integral part of this financial statement.

KCM Securities, LLC
DBA Keystone Capital Markets
Notes to Statement of Financial Condition
As of and for the Year-Ended December 31, 2023

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

KCM Securities, LLC (the "Company") is a California Limited Liability Company as of April 20, 2017 and approved by the Financial Industry Regulatory Authority {"FINRA") and the Securities Exchange Commission ("SEC") on August 28, 2017 to operate as a broker-dealer under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company is engaged in the business of conducting investment banking, business evaluations and consulting, and M&A advisory services. The Company does not hold customer funds or securities.

The Company claimed an exemption, in reliance on footnote 74 to SEC release 34-70073, as a Non-Covered Firm for mergers and acquisitions and financial advisory business. KCM Securities, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

In June 2020, the Company submitted a name change with FINRA to conduct business as Keystone Capital Markets.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

The Company is treated as a pass-through entity for federal income tax purposes, in accordance with limited liability company rules. All tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The Company is subject to a limited liability company minimum annual tax of $800 and California limited liability company fees in the amount of $6,000 based on the California LLC Taxes and Fees schedule.

Leases

In accordance with Accounting Standards Codification 842, Leases ("ASC 842"), the Company determines if an arrangement contains a lease at inception based on whether or not the Company has the right to control the asset during the control period and other facts and circumstances. The Company evaluates the classification of leases as operating or finance at inception. Leases that meet one or more of the following criteria will be classified as finance leases:

- The Company can acquire the leased asset at the end of the lease term for a below-market price.
- The ownership of the leased asset is transferred to the Company at the end of the lease period.
- The duration of the lease encompasses at least 75% of the useful life of the leased assets.
- The present value of the minimum lease payments under the lease represent at least 90% of the fair value of the leased asset.

The Company has determined that all leases under which they are the lessee to be operating leases. The Company is the lessee in a lease contract when they obtain the right to control the asset. Operating lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company determines the lease term by assuming the exercise of renewal options that are reasonably certain.

As most of the Company's leases do not provide an implicit interest rate, the Company uses the Prime Rate from the Federal Reserve Bank as a guide for financing over the period of the lease based on the information available at the commencement date in determining the present value of future payments.

Leases with a lease term of 12 months or less at inception are not recorded on the Company's balance sheet and are expensed on a straight-line basis over the lease term in the Company's statement of operations.

Note 2: COMMITMENTS AND CONTINGENCIES

Leases

Effective September 1, 2021, the Company entered into a lease agreement for office space in Irvine, CA.
The Company has a security deposit of $10,865 reflected in the accompanying statement of financial condition. The Company leases the office space through an operating lease set to expire in 2024. Operating lease assets and liabilities as of December 31, 2023, are as follows:

Operating lease ROU assets, net	$73,208
Operating lease liabilities	$77,881

Total operating lease costs were approximately $115,787for the year ended December 31, 2023.

Weighted-average remaining lease term in years	8 mo.
Weighted-average discount rate	3.80%

Note 2: COMMITMENTS AND CONTINGENCIES *(CONTINUED)*

Information associated with the remaining operating lease obligations as of December 31, 2023 Leases:

Estimated future minimum rental payments required under the lease liabilities together with their present value are approximately as follows:

Year ending December 31,	
2024	79,025
Total operating lease payments	79,025
Less imputed interest	(1,144)
Total operating lease liabilities	$77,881

Note 3: REVENUE RECOGNITION
Revenues from contracts with customers are comprised of banking and advisory fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed based on certain deliverables within the agreement. The Company has multiple open contracts that have potential success fee revenue. At year end the Company had zero open contracts of deferred revenue. All other revenues have been earned.

Note 4: INCOME TAXES
The Company is required to file income tax returns in the California state tax jurisdiction. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2023, the IRS has not proposed any adjustment to the Company's tax position.

Note 5: FAIR VALUE
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 6: RELATED PARTY TRANSACTIONS

The Company receives reimbursement by individual members for costs related to employee compensation (i.e. salaries, hourly wages, payroll taxes, etc.) that are specific to services provided to such individual members. Members are billed monthly for such employee expenses with semi-annual and annual reconciliations to ensure accurate accounting allocations. Reimbursements for 2023 were $57,481.

The Company charges certain members and other 3rd parties desk fees for use of the Irvine office location. Desk fee amounts are determined by the members in Irvine and adjusted on an as-needed basis. No formal agreement exists with any of the parties that pay a desk fee to the Company. Desk Fees for 2023 were $121,630.

Note 7: Net Capital

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule (SEC 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's applicable minimum net capital is the greater of $5,000 or 6-2/3% percent of total aggregated indebtedness. As of December 31, 2023, the Company had net capital of $204,259 which was $186,134 in excess of its required net capital of $18,124. The Company's ratio of aggregate indebtedness to net capital was 133.10%.

Note 8: Redemption of Member Interests

During 2023, the Company did not redeemed any interests of any of its members .

Note 9: Addition of New Member

During 2023, the Company added a new member to the firm. The new member, Stafford Partner, LLC, purchased equal member interests from each of the existing members in September 2023. As a result of the transactions, each of the members own 11.11% of the member interests in KCM Securities, LLC, with the exception of Crimson Capital, LLC, which owns 11.12%.

Note 10: SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2023 through the date of the Independent Registered Public Accounting Firm Report and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements.

KCM Securities, LLC

DBA Keystone Capital Markets

Supplementary Information Pursuant to SEA Rule 17a-5

For the Year-ended December 31, 2023

KCM Securities, LLC
DBA Keystone Capital Markets
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-Ended December 31, 2023

Computation of net capital		
Members' equity	$ 231,524	
Total members' equity		$ 231,524
Less: Non-allowable assets		
Other receivables	3,828	
Prepaid expenses	12,571	
Lease deposit	10,866	
Total non-allowable assets		27,265
Net Capital		204,259
Computation of net capital requirements		
Minimum net capital requirements	5,000	
6 2/3 percent of net aggregate indebtedness	$ 18,124	
Net capital required (greater of above)		18,124
Excess net capital		$ 186,134
Ratio of aggregate indebtedness to net capital	**133.10**	

There was a no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2023.